

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2012

Via E-mail
Thomas Deinard
Interim Chief Executive Officer
ARC Wireless Solutions, Inc.
6330 North Washington Street, Unit #13
Denver, Colorado 80216-1146

> **Re: ARC Wireless Solutions, Inc.**
> **Preliminary Proxy Statement**
> **Filed April 13, 2012**
> **File No. 001-33400**

Dear Mr. Deinard:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Travis Gering
        Wuersch & Gering LLP